PNC Investments LLC and Subsidiary

Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2023

PNC Investments LLC and Subsidiaries
Index
Year Ended December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of PNC Investments LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of PNC Investments LLC and its subsidiary (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
Year Ended December 31, 2023

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	459,907
Deposits with Clearing Agents		300
Cash segregated under Federal and other regulations		150
Receivables from brokers, dealers and others (less provision for doubtful accounts: $506)		50,498
Property and equipment at cost, net of accumulated depreciation		5,437
Intangible assets		26,059
Prepaid expense and other assets		10,092
Total assets	$	552,443
Liabilities		
Accrued compensation and benefits	$	53,386
Payable to affiliates		7,258
Other liabilities		4,830
Total liabilities		65,474
Member's equity		486,969
Total liabilities and member's equity	$	552,443

The accompanying notes are an integral part of these consolidated financial statements.

1.   **Organization**

PNC Investments LLC and Subsidiary (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNC Investments LLC is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). PNC Investments LLC is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC (PNCIS), a wholly owned subsidiary of PNC Investments LLC. PNCIS engages in the retail sale of fixed annuities, life insurance, and other insurance products. As of December 31, 2023, PNCIS had total assets of $14.6 million, total liabilities of $0.5 million and member's equity of $ 14.1 million. The Company is a single member limited liability company and is not subject to income tax nor is it required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements.

2.   **Significant Accounting Policies**

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has eliminated intercompany accounts and transactions.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from such estimates and such differences may be material to the financial statements.

Recently Issued or Adopted Accounting Pronouncements
There are no relevant recently issued accounting pronouncements that would materially impact the Company's consolidated financial statements and related disclosures. There were no new accounting pronouncements adopted during the year ended December 31, 2023 that materially impacted the Company's consolidated financial statements and related disclosures.

Cash and Cash Equivalents
Cash and cash equivalents, which includes money market mutual funds with BlackRock, are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 60 days or less. Cash held with the Parent is primarily custodied through its bank deposit sweep program. Please see Note 4 for further details. The money market fund investments are carried at fair value. Interest income on these money market funds is included in interest income on our Consolidated Statement of Income. See Note 11 for further details on accounting for financial assets at fair value.

Cash segregated under Federal and other regulations
Cash segregated under Federal and other regulations represent cash held in a special reserve account for the exclusive benefit of customers. This cash cannot be used in the ordinary operations of the business.

Deposits With Clearing Agents
Deposits with clearing agents represents cash held at clearing agents as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Receivables
Receivables from brokers, dealers and other include the following: a) accrued revenue from the Company's Clearing Agents which are settled on a monthly basis; b) accrued business development credits which are settled with the Company's clearing agent National Financial Services ("NFS"); c) accrued annual service fees charged annually for most brokerage accounts which are settled on an annual basis; d) accrued annuity

commissions and trailer fees associated with the sale of annuity products which are generally settled on a quarterly basis; d) accruals for remarketing fees related to annuity products which are settled in accordance with agreed upon payment terms. (see Note 10).

Receivables from mutual funds include the following: a) accruals for remarketing fees which are settled in accordance with agreed upon payment terms and b) accrued 12b-1 trailer fees which are generally settled on a monthly basis.

See Note 8 for details on the Company's clearing arrangements. See Note 10 for further details on fees earned and recognized by the Company.

Depreciation and Amortization
Property and equipment are depreciated over their estimated useful lives using the straight-line method. We use estimated useful lives for furniture and equipment ranging from 5 to 10 years.

We purchase, as well as internally develop and customize, certain software to enhance or perform internal business functions. Purchased software is depreciated using the straight-line method over a period of 5 years. Software development costs incurred in the planning and post-development project stages are charged to Intercompany services and Other expenses on our Consolidated Statement of Income. Costs associated with designing software configuration and interfaces, installation, coding programs and testing systems are capitalized and amortized using the straight-line method over periods ranging from one to 5 years.

Revenue Recognition
The Company earns fees and commissions from various sources including managed fees; annuity commissions, annuity trailers, mutual fund commissions, mutual fund trailers, commissions from purchases and sales of securities; insurance service fees and annual service fees charged on brokerage accounts; remarketing fees as well as revenue recognized on client brokerage cash deposits that are swept into a FDIC insured account.

For the fee-based revenue within the scope of Accounting Standards Codification ("ASC") Topic 606 - Revenue from Contracts with Customers (Topic 606), revenue is recognized when or as those services are transferred to the customer. See Note 10 Fee-based Revenue from Contracts with Customers for additional information related to revenue within the scope of Topic 606.

Intangible Assets
On June 1, 2021, PNC acquired BBVA USA. This transaction was accounted for by PNC as a Business Combination in accordance with the Accounting Standards Codification Topic 805 ("ASC 805"), and under ASC 805 the standard value for purchase accounting is fair value. All acquired assets and liabilities, including identifiable intangible assets, were recorded at fair value at closing in purchase accounting. Intangible assets are assets that lack physical substance and are recorded separately from goodwill under certain criteria.

As part of this acquisition of BBVA USA by PNC, an intangible customer asset, representing the value of the introducing broker customer relationships acquired from BBVA, was contributed to PNCI by PNC. To value the intangible asset, the income approach method was utilized, examining the excess returns attributable to the identified intangibles being values. Based on the valuation performed, the intangible asset contributed to PNCI LLC was valued at $33.2 million and a 12 year straight line methodology for amortization purposes was determined to be appropriate. At December 31, 2023, accumulated amortization totaled $7.1 million with a net carrying value of $26.1 million.

3.   Regulatory Requirements

As a registered broker-dealer and investment advisor, PNC Investments LLC operates in a regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide

range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, PNC Investments LLC is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of PNC Investments LLC and to impose sanctions for noncompliance.

As a registered broker/dealer, PNC Investments LLC is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. PNC Investments LLC computes net capital under the alternative method permitted by the Rule. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2023, the Company had net capital of $65.9 million, excluding PNCIS, which was $65.7 million in excess of its required net capital.

Additionally, PNC Investments LLC claims the exempted provisions of SEC Rule 15c3-3(k)(2)(ii) since it does not hold customer funds or safekeep customer securities. PNC Investments LLC clears all securities transactions on a fully disclosed basis through its clearing firms with limited exceptions as noted below.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

See Note 8 for details of PNC Investments LLC's clearing arrangement.

4. Related-Party Transactions

Cash and cash equivalents as of December 31, 2023 includes $375.3 million of cash on deposit with the Parent. Of this, $367.1 million is facilitated through the Company's Bank Deposit Sweep Program.

The Company participates in the PNC single employer pension plans as described in Note 5. The Company had a payable due to PNC of $2.8 million at December 31, 2023, which is reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

The Company had a payable due to PNC for post-retirement benefits of $4.2 million. The Company also had a payable due to PNC for long-term disability and post-employment benefits of $0.6 million. Both payables are reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

5. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN 25-1435979), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation - Retirement Benefits.

Pension expense is allocated by PNC to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants.

PNC maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified plans are unfunded as of December 31, 2023. Nonqualified pension expense is allocated by PNC to the Company based on actuarially determined expense related to the Company's plan participants.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. PNC has established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to Company's plan participants. There are no separate plans solely for the employees of the Company.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

6. **Stock Based Compensation Plans**

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar-denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 14 million at December 31, 2023. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 15 million shares at December 31, 2023.

Certain employees of the Company receive awards under the PNC Incentive Plans. At December 31, 2023, there was $6.9 million of unamortized share-based compensation expense related to non-vested share-based arrangements granted under the PNC Incentive Plans. This unamortized cost is expected to be recognized as expense over a period of no longer than three years.

Restricted Share/Restricted Share Unit Awards

The fair value of non-vested incentive/performance unit awards and restricted share/restricted share unit awards granted in 2023 was $158.30 per share. The total intrinsic value of incentive share/ restricted share unit awards vested and released during 2023 was $2.3 million. The Company recognizes compensation expense for such awards ratably over the corresponding vesting periods for each type of program.

Restricted Share/Restricted Share Unit Awards - Rollforward

	Nonvested Restricted Share/ Restricted Share Units	Weighted Average Grant Date Fair Value
December 31, 2022	40,138	$ 174.82
Granted	18,615	158.30
Vested/ Released	(14,432)	158.04
Forfeited	(1,127)	176.33
December 31, 2023	43,194	$ 173.27

In the preceding table, the units and related weighted-average grant date fair value of the incentive/ performance unit awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

7. **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. The aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was $0 as of December 31, 2023. This accrual is included in Other liabilities on the Consolidated Statement of Financial Condition.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued.

In the Company's experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that it is reasonably possible we could incur.

Regulatory and Governmental Matters
The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

Other
In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company does not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Company's financial position. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

8. **Clearing Arrangement**

The Company has a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). The services include, but are not limited to the following:

*   executing customer trades;
*   generating, preparing, and mailing of customer trade confirmations and account statements;

- settling transactions in securities between the Company and other brokers and dealers;
- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records, and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within two business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agents for any loss, liability, cost, or expense incurred by the Clearing Agents as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2023, there were no significant liabilities payable to NFS related to customer activities.

As of December 31, 2023, the Company had recorded a revenue receivable from the Clearing Agent of $27.4 million which is included in Receivables from brokers, dealers and others on the Consolidated Statement of Financial Condition. When applicable, receivables are settled in cash in the subsequent month, and as noted, activity is recorded on a trade date basis.

In 2019, the Company entered into a contract extension with NFS with an expiration date in 2029. The agreement contains a significant termination penalty if the Company were to exit the agreement prior to the expiration date ($20.0 million at December 31, 2023). This penalty reduces to zero as of February 2029. The Company does not have any intention at this point to terminate the clearing agreement with NFS prior to the expiration date.

By entering into the contract extension, and growing the client base within the platform, NFS agreed to provide the Company with prospective business development credits over the ten-year life of the contract totaling $23.2 million. The Company is accruing for the $23.2 million business development credit ratably on a straight-line basis over the ten-year life of the contract as a reduction to Clearing service fees. The payment of the business development credits are contingent on the contract remaining in full force and effect. If the Company were to exit the agreement prior to the expiration date the Company would owe NFS a significant portion of business developments previously paid. The Company does not have any intention to terminate the clearing agreement with NFS prior to the expiration date.

9.   **Property and Equipment**

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Property and equipment at December 31, 2023, consisted of:

(in thousands of dollars)

Software	$	33,109
Jobs in process		3,015
Other		4
Total cost		36,128
Less: Accumulated depreciation		(30,691)
Net property and equipment	$	5,437

10. Fee-Based Revenue From Contracts With Customers

Our operating revenues relate to certain fee-based revenue transactions within the scope of ASC Topic 606 - Revenue from Contracts with Customers (Topic 606). The objective of the standard is to clarify the principles for recognizing revenue from contracts with customers across all industries and to develop a common revenue standard under U.S. GAAP. The standard requires the application of a five-step recognition model to contracts which includes, as applicable, the amount of consideration we expect to be entitled to receive across distinct promises in allocating the contract, and recognizing revenue when or as those services are transferred to the customer. The standard does not apply to interest income, which continues to be governed by ASC Topic 320.

The receivable balance related to revenue recognized in accordance with ASC Topic 606 consisted of:

(in thousands of dollars)

		December 31, 2022		December 31, 2023
Bank Deposit Sweep Program	$	14,331	$	18,713
Annuity Fees		9,782		11,977
Remarketing Fees		4,101		5,318
Brokerage Commissions		1,325		4,483
Mutual Fund Fees		3,077		2,659
Other		4,094		7,348
Total:	$	36,710	$	50,498

Costs to Obtain or Fulfill a Contract with a Customer
The Company recorded an asset for certain costs incurred to obtain revenue contracts with its customers. This asset consists of accelerated broker commissions paid to employees for the investment advisory programs (managed accounts) offered to customers. These amounts are amortized to compensation expense over a period of 12 months which represent the period that these services are provided to the customer.

This asset is presented in the Prepaid expense and other assets line of the Consolidated Statement of Financial Condition. The Company had deferred broker commissions of $6.6 million as of December 31, 2022 and $6.6 million as of December 31, 2023, respectively.

11. Fair Value

Fair Value Measurement
We measure certain financial assets, specifically mutual fund investments, at fair value. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date, and is determined using an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value hierarchy established by

GAAP requires us to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy are:

- **Level 1:** Fair value is determined using a quoted price in an active market for identical assets or liabilities.
- **Level 2:** Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly.
- **Level 3:** Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads, and where dealer quotes received do not vary widely and are based on current information.

Mutual Fund Investments Measured at Fair Value on a Recurring Basis

Mutual fund investments include money market funds with BlackRock and mutual funds invested in various debt securities. These open-ended investments are valued based on quoted prices in active markets for identical securities and are classified within Level 1 of the hierarchy. The following table summarizes these investments measured at fair value on a recurring basis as of December 31, 2023.

(In thousands of dollars)

BlackRock money market funds[a]	$	84,613

(a) Included in Cash and cash equivalents on the Consolidated Statement of Financial Condition.

12. Subsequent Events

No significant subsequent events have occurred through the date of issuance (February 28, 2024) that would require additional disclosures in these notes to the consolidated financial statements at December 31, 2023.